     Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

August 19, 2010	Frank Lopez
Member of the Firm
d 212.969.3492
f 212.969.2900
flopez@proskauer.com
www.proskauer.com
VIA ELECTRONIC TRANSMISSION AND COURIER
Mr. Michael R. Clampitt
Mr. Matt McNair
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:	Western Liberty Bancorp Post-Effective Amendment No. 2 to Registration Statement on Form S-4 Filed July 30, 2010 File No. 333-164790
Dear Mr. Clampitt and Mr. McNair:
     Reference is made to the comments of the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above referenced Post-Effective Amendment No. 2 to Registration Statement on Form S-4 (“Amendment No. 2”) of Western Liberty Bancorp, a Delaware corporation (the “Company”), in your letter dated August 5, 2010.
     We are writing to respond to the comments and to indicate the changes that have been made in Post-Effective Amendment No. 3 to Registration Statement on Form S-4 (“Amendment No. 3”), which is being filed today with the Staff. Four clean and four marked courtesy copies of Amendment No. 3 are enclosed for your reference. The marked copies reflect the changes made since the filing of Amendment No. 2 on July 30, 2010.
     Please note that, in addition to the changes made pursuant to the Staff’s comments, Amendment No. 3 has been updated to include financial and related information with respect to the quarter ended June 30, 2010.
     For convenience of reference, each Staff comment contained in your August 5, 2010 letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.
Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

Mr. Michael R. Clampitt
Mr. Matt McNair
United States Securities and
 Exchange Commission
August 19, 2010

Summary, page 1
Pricing and Valuation, page 4
1.	We note your response to comment 4 in our letter dated July 21, 2010. Please also consider disclosing in this section as of the applicable dates the book value per share of Service 1st common stock as well as the aggregate market value of WLBC shares to be received (i.e., the product of WLBC’s per share price and the number of WLBC shares to be received in exchange for each Service 1st share).
The Company has revised the disclosure on page 4 of Amendment No. 3 to address the Staff’s comment.
The Acquisition, page 31
Approval of the Merger Agreement, page 42
2.	We note your response to comment 7 in our letter dated July 31, 2010 and are unable to concur in your view that the opinion provided by Keefe, Bruyette & Woods is not required to be filed as an exhibit to the registration statement. Please either file the opinion as an exhibit to the registration statement (along with Keefe, Bruyette & Woods’ consent to be named in the registration statement) or remove all references to the opinion from the document. Refer to Item 21(c) of Form S-4.
The Company has removed all references to the opinion to address the Staff’s comment.
Signatures, page II-9
3.	We note your response to comment 8 in our letter dated July 21, 2010. It appears based on previous filings that George A. Rosenbaum, Jr. is the company’s principal financial officer. Please confirm. Please also confirm that the principal accounting officer or controller has signed the document and identify this individual.
The Company confirms that George A. Rosenbaum is both the Company’s Principal Financial Offer and Principal Accounting Officer. The Company has revised the disclosure on the signature page to Amendment No. 3 to address the Staff’s comment.

Mr. Michael R. Clampitt
Mr. Matt McNair
United States Securities and
 Exchange Commission
August 19, 2010

     If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact me at (212) 969-3492.

Very truly yours,
/s/ Frank J. Lopez, Esq. Frank J. Lopez, Esq.

cc:	Jason N. Ader (Western Liberty Bancorp)
Daniel Silvers (Western Liberty Bancorp)
George Rosenbaum (Western Liberty Bancorp)
Jeffrey A. Horwitz, Esq. (Proskauer Rose LLP)
Ronald Palmese, Jr., Esq. (Proskauer Rose LLP)
Andrew R. Shapiro, Esq. (Proskauer Rose LLP)